PRODUCT SUPPLEMENT NO. FX-2 dated August 8, 2008 (To prospectus dated September 8, 2006)	Registration No. 333-137215 Rule 424(b)(3)

Hartford Life Insurance Company
Medium-Term Notes
Linked to Currency Exchange Rates

The notes:
•	We may offer from time to time notes linked to the weighted return of a specified number of currency exchange rates (each, an “Exchange Rate”). The notes will be direct, unsecured, senior obligations of Hartford Life Insurance Company. This product supplement describes some of the general terms that apply to the notes and the general manner in which they may be offered and sold. When we offer notes, we will provide you with a pricing supplement (called a “term sheet”) which will describe the specific terms of that issue of notes. The term sheet will identify the currencies with respect to which the notes are linked, and other specific note terms and may add to, update, supplement or clarify the terms in this product supplement and the accompanying prospectus.

•	The notes are designed for investors who anticipate that the sum of weighted returns for the specified Exchange Rates calculated on a date shortly before the maturity date (the “Valuation Date”), will be positive. Each Exchange Rate will be expressed as the number of units of an underlying currency (the “Underlying Currencies”) for which one unit of the applicable base currency (a “Base Currency”) can be exchanged. Unless otherwise specified in the applicable term sheet, the Base Currency for each Underlying Currency will be the United States dollar (the “Dollar”).

•	Your notes will be denominated in Dollars. All payments will be made in Dollars. Unless otherwise specified in the applicable term sheet, the notes will be issued in units of $10 reflecting $10 of principal, and integral multiples thereof.

•	Unless otherwise specified in the applicable term sheet, your notes will be 100% principal protected. If your notes are less than 100% principal protected, you must be willing to lose up to the percentage of your investment indicated in the applicable term sheet.

•	Unless otherwise specified in the applicable term sheet, we will make no payments of interest on the notes.

•	The notes will not be redeemable prior to the maturity date.

•	Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange.
Payment on the maturity date:
•	The amount you receive on the Maturity Date will be based upon the sum of the weighted return of each Exchange Rate (the “Cumulative Return”) as calculated on the Valuation Date. In no case will you receive less than a specified minimum redemption amount per unit (the “Minimum Redemption Amount”), which may be less than, equal to, or greater than your principal.
•	If on the Valuation Date the Cumulative Return is positive, you will receive per unit the greater of (a) the Minimum Redemption Amount and (b) the sum of (i) the principal amount per unit and (ii) the principal amount per unit multiplied by the Cumulative Return multiplied by a specified participation rate (the “Participation Rate”).

•	If on the Valuation Date the Cumulative Return is negative or zero, you will receive per unit the greater of (a) the Minimum Redemption Amount and (b) the sum of (i) the principal amount per unit and (ii) the principal amount per unit multiplied by the Cumulative Return.
•	The Minimum Redemption Amount and the Participation Rate will be set forth in the applicable term sheet.
Investing in the notes involves a number of risks. See “Additional Risk Factors” beginning on page PS-4 of this product supplement and “Risk Factors” beginning on page 6 of the accompanying prospectus and any risk factors included in the applicable term sheet.

NONE OF THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY STATE SECURITIES COMMISSION NOR ANY STATE INSURANCE COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PRODUCT SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR ANY RELATED TERM SHEET IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Merrill Lynch & Co.

The date of this product supplement is August 8, 2008.

Product Supplement

ADDITIONAL RISK FACTORS	4

DESCRIPTION OF THE NOTES	9

ADDITIONAL MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	12

ERISA CONSIDERATIONS	14

USE OF PROCEEDS AND HEDGING	14

PLAN OF DISTRIBUTION	14

INDEX OF CERTAIN DEFINED TERMS	15

Prospectus

About this Prospectus and the Pricing Supplements	3

Summary	4

Risk Factors	6

Forward-Looking Information	10

Where You Can Find More Information	10

Incorporation of Certain Documents by Reference	11

Use of Proceeds	11

Description of Hartford Life	11

Description of the Notes	11

Material United States Federal Income Tax Considerations	34

ERISA Considerations	38

Plan of Distribution	40

Legal Matters	41

Experts	41

Repayment Election Form	A-1

References in this product supplement and the accompanying prospectus to, “we”, “us” and “our” refer to Hartford Life Insurance Company, a life insurance company organized under the laws of Connecticut, unless the context requires otherwise.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this product supplement, the accompanying prospectus and the applicable term sheet for your notes. Information in the applicable term sheet for your notes may add to, update, supplement or clarify the information in this product supplement and the accompanying prospectus. We have not authorized anyone to give you any additional or different information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor any Agent is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this product supplement, the accompanying prospectus and the applicable term sheet for your notes, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since that date.
The notes are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. The applicable term sheet for your notes, this product supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

ADDITIONAL RISK FACTORS
Your investment in the notes will involve risks. Investing in the notes is not equivalent to investing directly in any of the Underlying Currencies or Base Currencies (together the “Currencies”) or in other investments denominated in those Currencies. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. You should carefully consider the following discussion of risks, together with any additional risk factors set forth in the term sheet applicable to a particular issue of notes, before deciding whether an investment in the notes is suitable for you.
You may not earn a return on your investment and, if the Minimum Redemption Amount is less than your principal, your investment may result in a loss.
We will not repay you a fixed amount on the notes at maturity. The payment you receive on the maturity date on the notes will depend on the Cumulative Return. If the Cumulative Return is negative or zero, you will receive per unit the greater of (a) the Minimum Redemption Amount (as defined herein) and (b) the principal amount per unit plus the product of the principal amount per unit and the Cumulative Return. If the Minimum Redemption Amount is less than the principal amount per unit and the Cumulative Return is negative, your investment will result in a loss.
Your yield, which in certain instances could be negative, may be lower than the yield on other debt securities of comparable maturity or a direct investment in the Currencies.
The terms of the notes differ from those of conventional debt securities. Unless otherwise specified in the applicable term sheet, we will not pay interest on the notes. The yield that you will receive on your notes, which could be negative if the Minimum Redemption Amount is less than the principal amount per unit, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing Dollar-denominated debt security of ours with the same maturity date or if you had made a direct investment in the Currencies through an interest bearing deposit account. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
The Cumulative Return on the Valuation Date may be less than the Cumulative Return would have been if calculated at other times during the term of the notes.
Because the Cumulative Return is calculated on a specified Valuation Date, the Cumulative Return if calculated at various other times during the term of the notes could be higher than the Cumulative Return as calculated on the Valuation Date. This difference could be particularly large if there is a significant change in the Exchange Rates on a date other than the Valuation Date or if there is significant volatility in the Exchange Rates during the term of the notes (especially on dates near the Valuation Date). For example, if the Exchange Rates remain relatively constant early in the term of the notes and then change substantially, the Cumulative Return may be significantly less than if it were calculated on an earlier date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Currencies or in contracts relating to the Currencies for which there is an active secondary market.
The Exchange Rates that are used to calculate the Cumulative Return may not be equally weighted.
If the notes are linked to multiple Exchange Rates, each may have a different weight in determining the Cumulative Return as specified in the applicable term sheet. For example, if the notes are linked to three Exchange Rates, the applicable term sheet may specify that the weightings are 30%, 50% and 20%, respectively. One consequence of such an unequal weighting is that the same percentage change in any two of the Exchange Rates may have a different effect on the Cumulative Return.
Changes in the Exchange Rates may offset each other.
If your notes are linked to multiple Exchange Rates, movements in the Exchange Rates may not correlate with each other. At a time when one or more of the Exchange Rates changes, another Exchange Rate may not change as much or may even change in the opposite direction. Therefore, in calculating the Cumulative Return, changes in one or more of the Exchange Rates may be moderated, or more than offset, by lesser changes or changes in the opposite direction in the other Exchange Rates, particularly if any of the Exchange Rates that change are of relatively low weight.
If the Participation Rate is less than 100%, the payment at maturity will be limited by the Participation Rate.
If the Participation Rate is less than 100% and the Cumulative Return is positive, the payment you receive at maturity will equal only a percentage, as specified in the applicable term sheet, of this increase. Under these circumstances, the payment you receive at maturity will not fully reflect the performance of the Cumulative Return.

The notes are designed to be held to maturity.
The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from your principal, even in cases where the Cumulative Return if calculated on such date would have been positive. The hypothetical returns described herein or in the applicable term sheet assume that your notes are held to maturity.
You must rely on your own evaluation of the merits of an investment linked to the Exchange Rates.
Economists, analysts and other professionals, including the Agents and their affiliates, from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly differing views. For reasons such as these, you should consider information from multiple sources. You should make such investigation as you deem appropriate as to the financial, legal and tax risks related to, and the merits of, an investment linked to the Exchange Rates. The offering of the notes does not constitute a recommendation as to the merits of an investment in the notes.
The return on your notes depends on the Exchange Rates, which are affected by many complex factors outside of our control.
Exchange Rates may be affected by complex political, economic, financial, regulatory, legal and other factors. The Exchange Rates of each Currency is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting political, economic, financial, regulatory, legal and other conditions in the originating country of each Currency, including political, economic, financial, regulatory, legal and other developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.
Foreign exchange rates either can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi (yuan). Governments, including those issuing the Currencies, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments (except for the limited instance of the issuance of a replacement currency, as more fully described below under “Description of the Notes— Replacement of an Underlying Currency or a Base Currency”) affecting any Currency specifically, or any other currency.
Even though currency trades around-the-clock, your notes will not trade around-the-clock and the prevailing market prices for your notes may not reflect the underlying currency prices and rates.
The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.
There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Cumulative Return used to calculate the Redemption Amount (as defined herein). There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the notes.
Unless otherwise provided in the applicable term sheet, the notes will not be listed on any futures or securities exchange and we do not expect a trading market for the notes to develop. Although the Agents may bid for notes offered for sale to them by holders of the notes, they are not required to do so and may cease making those bids at any time.
If the trading market for the notes is limited, there may be a limited number of buyers for your notes if you do not wish to hold your investment until the maturity date. This may affect the price you receive.
In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the notes. If a market-maker makes a market in the notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount paid in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the product. This quoted price, or listed price in the case of listed notes, could be higher or lower than the principal amount of your notes. The Agents are not obligated to make a market in the notes.
Assuming there is no change in the Cumulative Return used to calculate the Redemption Amount and no change in market conditions or any other relevant factors, the price, if any, at which the Agents or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to result in a loss to you. This is due to, among other things, the fact that secondary market prices are likely to exclude underwriting discounts paid with respect to, and the developing and hedging costs associated with, the notes.
If we or the lead Agent or either of our affiliates serve as Calculation Agent, the Calculation Agent may have adverse economic interests to the holders of the notes, particularly where we or our affiliates, as the Calculation Agent, exercise discretion.
As Calculation Agent, we or the lead Agent or either of our affiliates will determine each Exchange Rate, the Redemption Amount and the Weighted Return of each Exchange Rate. The Calculation Agent is also responsible for adjusting for Currencies that have been replaced. In performing these duties, the Calculation Agent may have interests adverse to your interests, which may affect your return.
The terms of your notes may be affected by a related hedging transaction we enter into.
In connection with an offering of the notes, we expect to enter into a hedge transaction with an Agent or one of its affiliates to hedge the currency-linked exposure under the notes. We do not intend to seek bids for any such hedge transaction from participants in the currency markets other than the Agent involved in any offering of notes or one of its affiliates and therefore will not independently verify the price of the hedge transaction.
Many factors affect the trading value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.
The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor. For example, a decrease in the volatility of an Exchange Rate may offset some or all of any increase in the trading value of the notes attributable to another factor, such as an increase in another Exchange Rate. The following paragraphs describe the expected impact on the trading value of the notes given a change in a specific factor, assuming all other conditions remain constant.
The Cumulative Return is expected to affect the trading value of the notes. We expect that the trading value of the notes on any particular trading day will depend substantially on the amount, if any, by which the Cumulative Return is positive or negative on any such trading day. However, if you choose to sell your notes when the Cumulative Return used to calculate the Redemption Amount is positive, you may receive substantially less than the amount that would be payable on the maturity date, based on this positive increase, due to the expectation that the Cumulative Return will continue to fluctuate and may increase further or decrease.

Changes in the volatility of the Exchange Rates are expected to affect the trading value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more Exchange Rates increases or decreases, the trading value of the notes may be adversely affected.
Changes in the levels of interest rates are expected to affect the trading value of the notes. We expect that changes in interest rates will affect the trading value of the notes. If interest rates increase or decrease in markets of any Currency, the trading value of the notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Currencies and, in turn, the respective exchange rates, which may affect the Cumulative Return and therefore, the trading value of the notes.
As the time remaining to the maturity date of the notes decreases, the “time premium” associated with the notes is expected to decrease. Before their maturity date, the notes may trade at a value above that which would be expected based on the Cumulative Return used to calculate the Redemption Amount. This difference will reflect a “time premium” due to expectations concerning the Cumulative Return prior to the maturity date of the notes. However, as the time remaining to the maturity date of the notes decreases, this time premium may decrease, which could adversely affect the trading value of the notes.
Changes in our credit ratings may affect the trading value of the notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the notes. However, because the return on your notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether, or to what extent, the Cumulative Return is positive or negative, an improvement in our credit ratings will not reduce the other investment risks related to the notes.
Supply and demand for instruments similar to your notes may affect their value. We expect that the market value of the notes will be affected by the supply of and demand for instruments similar to your notes. In general, if the supply of such instruments decreases and/or the demand for such instruments increases, the market value of the notes may increase. Alternatively, if the supply of such instruments increases and/or the demand for such instruments decreases, the market value of the notes may be adversely affected. The supply of such instruments, and therefore the market value of the notes, may be affected by inventory positions held by any market maker.
Hedging activities may affect the value of the notes. Hedging activities related to the notes may involve trading in one or more of the Currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates of the Currencies. This hedging activity could affect the market value of the notes. The Agents or their affiliates may profit from their hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which the Agents or their affiliates may be willing to purchase your notes in the secondary market.
In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the notes of a given change in some of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes. We expect, however, that the effect on the trading value of the notes of a given change in the Cumulative Return will be greater if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.
The Cumulative Return is not a market index and may not accurately reflect global market performance.
The Cumulative Return is not a market index. The Cumulative Return will be measured solely for purposes of the offering of the notes and will be calculated solely on the Valuation Date. The then current Cumulative Return will not be published during the term of the notes. The Cumulative Return does not reflect the performance of major securities or currency markets, and may not reflect actual global market performance of any comparable investment.
The historical performance of the Exchange Rates is not an indication of the future performance of the Notes.
The historical performance of each of the Exchange Rates should not be taken as an indication of any likely future performance of the relevant Exchange Rates during the term of the notes. It is impossible to predict whether any of the Exchange Rates will rise or fall and past trends with regard to activity are not necessarily indicative of what may occur in the future.
You have no rights to receive any of the Currencies to which your notes are linked.
The notes are our debt securities. Investing in the notes will not make you a holder of any of the Currencies. As a result, the return on your notes may not reflect the return you would realize if you actually owned the Currencies, and exchanged them into Dollars on the maturity date. Your notes will be paid in Dollars and you have no right to receive payments in any other currencies.

The notes should be contingent payment debt instruments for U.S. federal income tax purposes.
There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the notes. We intend to treat the notes as indebtedness for U.S. federal income tax purposes, and the following discussion assumes such treatment is correct. If the notes are not so treated, the U.S. federal income tax considerations could differ with regard to matters of timing, character and source.
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. As a result, the notes will be treated as issued with original issue discount and you will be required to accrue such original issue discount as interest income for such purposes, regardless of your method of accounting, and thus may have to report income currently, regardless of when or if a corresponding amount of cash is received.
We will specify in the applicable term sheet for each series of notes our determination of the “comparable yield” for such series, as well as a “projected payment schedule”, which you will need to determine your taxable income, as well as a “tax accrual schedule” to help you compute your taxable income. If such notes do not pay fixed interest, the projected payment schedule will typically be a single payment at maturity. If fixed interest is paid, the projected payment schedule will also include those interest payments.
Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.
Any gain you realize upon the sale of a note generally will not be eligible for treatment as a capital gain. Rather, you will generally be required to treat any such gain as interest income for U.S. federal income tax purposes.
You are urged to review carefully the section entitled “Additional Material United States Federal Income Tax Considerations” in this product supplement and consult your tax adviser regarding your particular circumstances.

DESCRIPTION OF THE NOTES
The following description of the terms of the notes supplements the description of the general terms of the notes set forth under the headings “Description of the Notes” in the accompanying prospectus. A separate term sheet will describe the terms that apply to a specific offering of the notes. The applicable term sheet may also add to, update, supplement or clarify information in this product supplement and the accompanying prospectus. Capitalized terms used but not defined in this product supplement have the meanings assigned in the accompanying prospectus.
The notes will be our direct, unsecured, senior obligations and will be issued under our medium-term notes program. We will issue the notes under an indenture, dated September 8, 2006, as may be amended or supplemented from time to time, between us and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as successor indenture trustee to JPMorgan Chase Bank, N.A. The maturity date for the notes will be specified in the applicable term sheet.
The notes will be denominated in Dollars. All payments will be made in Dollars. Unless otherwise specified in the applicable term sheet, the notes will be issued in units of $10, reflecting $10 of principal, and integral multiples thereof. You may transfer the notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. See “Description of the Notes—Book-Entry Notes” in the accompanying prospectus.
Payment on the Maturity Date
When your notes mature, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below. There will be no other payment of interest, periodic or otherwise, on the notes prior to the maturity date, unless otherwise specified in the applicable term sheet.
Determination of the Redemption Amount
The “Redemption Amount” for your notes will be determined as follows:
(a)	If the Cumulative Return is positive on the Valuation Date, you will receive, per unit, the greater of the:
(i)	Minimum Redemption Amount; and
(ii)	Principal Amount + (Principal Amount × Cumulative Return× Participation Rate);
(b)	If the Cumulative Return is zero or negative on the Valuation Date, you will receive, per unit, the greater of the:
(i)	Minimum Redemption Amount; and
(ii)	Principal Amount + (Principal Amount × Cumulative Return).
“Principal Amount” will be the principal amount of your notes per unit, which will be $10, unless otherwise specified in the applicable term sheet.
The “Minimum Redemption Amount” will be a Dollar value per unit of your notes set forth in the applicable term sheet and may be greater than, less than, or equal to your principal. If the Minimum Redemption Amount is less than your principal, you may receive less than your original investment.
The “Cumulative Return” will be determined by the Calculation Agent on the Valuation Date and will equal the sum of each Weighted Return.

The “Weighted Return” with respect to an Exchange Rate will be determined by the Calculation Agent using one of the following formulas, unless otherwise specified in the applicable term sheet:
Unless otherwise set forth in the applicable term sheet, this formula will result in the Weighted Return with respect to an Exchange Rate being negative when the value of the Underlying Currency appreciates relative to the Base Currency and being positive when the value of the Underlying Currency depreciates relative to the Base Currency.
or
Unless otherwise set forth in the applicable term sheet, this formula will result in the Weighted Return with respect to an Exchange Rate being positive when the value of the Underlying Currency appreciates relative to the Base Currency and being negative when the value of the Underlying Currency depreciates relative to the Base Currency.
The actual method of calculating the Weighted Return with respect to an Exchange Rate will be set forth in the applicable term sheet.
The “Initial Exchange Rate” will equal the applicable Exchange Rate at the specified time (as set forth in the applicable term sheet) on the date the notes are priced for initial sale to the public (the “Pricing Date”).
The “Final Exchange Rate” will equal the applicable Exchange Rate at the specified time (as set forth in the applicable term sheet) on the Valuation Date.
The “Exchange Rate Weighting” will be the relevant weighting, expressed as a percentage, assigned to each Exchange Rate, as set forth in the applicable term sheet.
If your notes are linked to a single Exchange Rate, the Exchange Rate Weighting of such Exchange Rate will be equal to 100% and the Weighted Return of such Exchange Rate will equal the Cumulative Return.
The “Participation Rate” will be a fixed percentage as set forth in the applicable term sheet.
The “Valuation Date” will be a day which is both a Business Day and a Currency Business Day shortly before the Maturity Date set forth in the applicable term sheet.
A “Business Day” unless otherwise set forth in the applicable term sheet, is any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.
A “Currency Business Day” unless otherwise set forth in the applicable term sheet, is any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in any of the countries which issue an Underlying Currency or the Base Currency are authorized or required by law, regulation or executive order to close and those banks are open for dealing in foreign exchange and foreign currency deposits.

The Exchange Rates
The notes will be linked to the weighted return of a specified number of currency exchange rates. The Exchange Rates and their weightings will be set forth in the applicable term sheet.
An “Exchange Rate” will be expressed as the number of units of an Underlying Currency for which one unit of the Base Currency can be exchanged. Unless otherwise set forth in the applicable term sheet, an Exchange Rate will decrease as the value of an Underlying Currency appreciates relative to its Base Currency. Conversely, unless otherwise set forth in the applicable term sheet, the value of an Exchange Rate will increase as the value of an Underlying Currency depreciates relative to its Base Currency. Unless otherwise specified in the applicable term sheet, the Base Currency for each Underlying Currency will be the Dollar.
Replacement of an Underlying Currency or Base Currency
In the event a Base Currency is replaced by a successor monetary unit (the “New Currency”) as the legal tender of the Base Currency’s country, the Calculation Agent will, when determining the Cumulative Return, calculate the applicable Final Exchange Rate by using the Exchange Rate of the applicable Underlying Currency relative to the New Currency on the Valuation Date, multiplied by a fraction, the numerator of which shall be “1” and the denominator of which shall be the number of units of the applicable Base Currency represented by one unit of the New Currency. Conversely, in the event an Underlying Currency is replaced by a New Currency, the Calculation Agent will, when determining the Cumulative Return, calculate the Final Exchange Rate by using the Exchange Rate of the New Currency relative to the applicable Base Currency on the Valuation Date, multiplied by the number of units of the applicable Underlying Currency represented by one unit of the New Currency. No other changes will be made to the terms of the notes as a result of such replacement.
As an example of the calculation described above, if a Base Currency is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of such Base Currency, the Final Exchange Rate would be calculated by using the applicable Exchange Rate of the applicable Underlying Currency (relative to the New Currency) multiplied by 1/1,000. Alternatively, if an Underlying Currency is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of such Underlying Currency, the Final Exchange Rate would be calculated by using the applicable Exchange Rate of the New Currency (relative to the applicable Base Currency) multiplied by 1,000.
Events of Default and Acceleration
In case an Event of Default with respect to a series of notes has occurred and is continuing, the amount payable to a holder of such notes upon any acceleration permitted by such notes will be equal to the Redemption Amount for such notes, calculated as though the date of acceleration were the Valuation Date of such notes.
Calculation Agent
The Calculation Agent will be specified in the applicable term sheet for your notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the indenture trustee and on us. We may appoint a different Calculation Agent, including us or our affiliates, from time to time after the date of the applicable term sheet without your consent and without notifying you.

ADDITIONAL MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by initial holders of the notes who purchase the notes at their issue price (i.e., the first price at which a substantial amount of the notes of a series are sold (ignoring sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) and hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules under U.S. federal income tax laws, such as certain financial institutions, banks, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities, traders in securities, tax-exempt entities, certain former citizens or residents of the U.S., holders who hold the notes as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, holders who mark their securities to market for U.S. federal income tax purposes or holders whose functional currency is not the Dollar. In addition, this discussion does not address the effect of any state, local or foreign tax laws or any U.S. federal estate, gift or alternative minimum tax considerations.
This discussion is based on the Code, the Treasury Regulations promulgated thereunder and administrative and judicial pronouncements, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. The statements set forth in this discussion, to the extent they summarize matters of U.S. federal income tax law or state legal conclusions with respect thereto, represent the opinion of Debevoise & Plimpton LLP. This discussion does not describe the tax consequences of holding a note if its Minimum Redemption Amount is not equal to at least 95% of its issue price or a note with a maturity of one year or less. This discussion also does not apply to a note if the present value, at the time of issuance of such note, of its Minimum Redemption Amount plus the present value of any interest payments (all of which are denominated in Dollars) payable on such note does not exceed 50% of its issue price. A general summary of any materially different U.S. federal income tax considerations relating to any notes described in the two preceding sentences will be included in the applicable term sheet.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any state of the U.S. or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust with respect to which a court within the U.S. is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date. The term “Non-U.S. Holder” means a beneficial owner of a note that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes, and U.S. Holders and Non-U.S. Holders are referred to collectively as “holders.”
If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of such partnership and its partners will generally depend upon the status and activities of the partnership and its partners. A prospective purchaser of a note that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations to it and its partners of the purchase, ownership and disposition of the notes.
PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.
Classification of the notes
The determination of whether a security should be classified as indebtedness for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances and the terms of the security. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the notes. Based upon an analysis of the relevant facts and circumstances and the terms of the notes, including certain representations made by us, Debevoise & Plimpton LLP will render its opinion generally to the effect that, assuming that the Minimum Redemption Amount of a note is equal to at least 95% of its issue price, although the matter is not free from doubt, such note should be treated as indebtedness for U.S. federal income tax purposes. Such opinion is not binding on the Internal Revenue Service (the “IRS”) or any court and there can be no assurance that the IRS or a court will agree with such opinion. No ruling is being sought from the IRS on any of the issues discussed herein.

By acquiring an interest in a note each beneficial owner of a note agrees to treat such note as indebtedness for U.S. federal income tax purposes. We intend to treat the notes as indebtedness for such purposes. The remainder of this discussion and the discussion in the accompanying prospectus under “Material United States Federal Income Tax Considerations” assumes such treatment is correct. If the notes were not treated as indebtedness for U.S. federal income tax purposes, the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes could differ from those discussed below and in the accompanying prospectus with regard to matters of timing, character and source.
U.S. Holders
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, with the consequences described below. Under the original issue discount (“OID”) provisions of the Code and the Treasury Regulations, U.S. Holders will be required to accrue as interest income the OID on the notes as described below, regardless of their method of accounting, and thus may have to report income currently, regardless of when or if a corresponding amount of cash is received.
We are required to determine a “comparable yield” for each series of notes. The “comparable yield” is the yield at which we could issue a fixed rate debt instrument with terms similar to those of such notes (including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of such notes), but not less than the applicable federal rate announced by the IRS. Solely for purposes of determining the amount of interest income that U.S. Holders will be required to accrue, we are also required to construct a “projected payment schedule” in respect of such notes representing a series of payments the amount and timing of which would produce a yield to maturity on such notes equal to the comparable yield.
We will provide the comparable yield for each series of notes, and the related projected payment schedule, in the applicable term sheet for such notes.
Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on such notes.
For U.S. federal income tax purposes, a U.S. Holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. Regardless of a U.S. Holder’s method of accounting, the U.S. Holder will be required to accrue as interest income the OID on a note at the comparable yield, adjusted as described immediately below.
In addition to interest accrued based upon the comparable yield as described above, a U.S. Holder will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of actual payments over projected payments) in respect of a note for a taxable year. A net negative adjustment (i.e., the excess of projected payments over actual payments) in respect of a note for a taxable year will first reduce the amount of interest in respect of the note that a U.S. Holder would otherwise be required to include in income in the taxable year; and any excess will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of net negative adjustments treated as ordinary loss on the note in prior taxable years.
Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange, retirement or other disposition of the note. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.
In general, a U.S. Holder of a note will have a tax basis in such note equal to the cost of such note to such U.S. Holder, increased by the amount includable in income as interest and reduced by any payments made on such note. Upon a sale, exchange, retirement or other disposition of a note, a U.S. Holder generally will recognize a gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other disposition and the U.S. Holder’s tax basis in such note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. Such losses are not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. A U.S. Holder that is an individual is entitled to preferential treatment for net long-term gains; however, the ability of a U.S. Holder to offset capital losses against ordinary income is limited.

Special rules apply if any contingent payment on a note becomes fixed more than six months prior to its scheduled date of payment. For this purpose, a payment will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the Treasury Regulations. Generally, in this case, a U.S. Holder would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the note. A U.S. Holder’s tax basis in the note and the character of any gain or loss on the sale of the note could also be affected. U.S. Holders should consult their own tax advisers concerning these special rules.
Please also see the discussion under “Material United States Federal Income Tax Considerations” under the subheadings “— Non-U.S. Holders”; “—Backup Withholding and Information Reporting”; and “—Disclosure Requirements for Certain Holders Recognizing Significant Losses” in the accompanying prospectus.
ERISA CONSIDERATIONS
Under the heading “ERISA Considerations” in the accompanying prospectus is a discussion of the Employee Retirement Income Security Act of 1974, as amended, and how it relates to the notes.
USE OF PROCEEDS AND HEDGING
The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks associated with our obligation to pay the Redemption Amount.
PLAN OF DISTRIBUTION
See “Plan of Distribution” in the accompanying prospectus.

INDEX OF CERTAIN DEFINED TERMS

Page
Base Currency	PS-1
Business Day	PS-10
Cumulative Return	PS-1
Currency Business Day	PS-10
Dollar	PS-1
Exchange Rate	PS-11
Exchange Rate Weighting	PS-10
Final Exchange Rate	PS-10
Initial Exchange Rate	PS-10
Minimum Redemption Amount	PS-1
New Currency	PS-11
Participation Rate	PS-1
Pricing Date	PS-10
Redemption Amount	PS-9
SEC	PS-1
Underlying Currencies	PS-1
Valuation Date	PS-1
Weighted Return	PS-10
Capitalized terms used in this product supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus, as applicable.

Hartford Life Insurance Company
Medium-Term Notes
Linked to Currency Exchange Rates

PRODUCT  SUPPLEMENT

Merrill Lynch & Co.
August 8, 2008